UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

NIO Inc.

(Name of Issuer)

Class A Ordinary Shares, par value $0.00025 per share

(Title of Class of Securities)

62914V106**

(CUSIP Number)

CYVN Investments RSC Ltd

Samer Salah Abdelhaq

Office at 9th Floor, Level 9, Al Khatem Tower

Abu Dhabi Global Market Square

Al Maryah Island, Abu Dhabi, United Arab Emirates

+971 56 418 1611

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 18, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**

CUSIP number 62914V106 has been assigned to the American Depositary Shares of the Issuer, which are quoted on the New York Stock Exchange under the symbol “NIO.” Each American Depositary Share represents one Class A Ordinary Share.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 62914V106

1	NAME OF REPORTING PERSON CYVN Investments RSC Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Abu Dhabi Global Market, Abu Dhabi, United Arab Emirates
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 124,833,157
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 124,833,157
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 124,833,157
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.6%[1]
14	TYPE OF REPORTING PERSON CO

[1]	Shares beneficially owned represent approximately 7.0% of the total Ordinary Shares outstanding, which include Class A Ordinary Shares and Class C Ordinary Shares. See Item 5 below.

AMENDMENT NO. 1 TO SCHEDULE 13D

The following constitutes Amendment No. 1 (“Amendment No. 1”) to the Schedule 13D filed with the Securities and Exchange Commission (“SEC”) by CYVN Investments RSC Ltd (“CYVN Investments”) on July 24, 2023. This Amendment No. 1 amends and supplements the Schedule 13D as specifically set forth herein.

All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D, as amended. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of this Schedule 13D is supplemented and superseded, as the case may be, as follows:

The information in Item 4 is incorporated herein by reference.

Funding Agreement

On December 19, 2023, CYVN Investments entered into a Funding Agreement (the “Funding Agreement”) with CYVN Holdings L.L.C., a limited liability company organized under the laws of Abu Dhabi, United Arab Emirates, an entity wholly owned by the Government of Abu Dhabi represented by the Abu Dhabi Department of Finance and an affiliate of CYVN Investments (“CYVN Holdings”). Pursuant to the Funding Agreement, CYVN Holdings agreed to provide cash sufficient to pay the Aggregate Purchase Price (as defined below) to the Issuer (the “Purchase Funds”). Pursuant to the Funding Agreement, CYVN Investments must reimburse CYVN Holdings for the requested portion of the Purchase Funds upon the request of CYVN Holdings from time to time. In the event CYVN Investments sells any Class A Ordinary Shares acquired pursuant to the Share Subscription Agreement (as defined below) prior to the reimbursement of the Aggregate Purchase Price to CYVN Holdings, CYVN Investments shall provide prompt notice of such sale to CYVN Holdings and the purchase price with respect to any such sale shall first be used to reimburse CYVN Holdings for any outstanding portion of the Aggregate Purchase Price, unless otherwise agreed to by CYVN Holdings.

The foregoing description of the Funding Agreement does not purport to be complete and is qualified in its entirety by the full text of the Funding Agreement, which is filed as Exhibit 99.1 and is incorporated herein by reference.

Item 4. Purpose of Transaction

Item 4 of this Schedule 13D is supplemented and superseded, as the case may be, as follows:

Share Subscription Agreement

On December 18, 2023, CYVN Investments entered into a share subscription agreement (the “Share Subscription Agreement”) with the Issuer to purchase 294,000,000 Class A Ordinary Shares of the Issuer from the Issuer for an aggregate purchase price of US$2,205,000,000 (the “Aggregate Purchase Price”), representing US$7.50 per Class A Ordinary Share (the “Purchase Price”). The issuance and sale of the Class A Ordinary Shares pursuant to the Share Subscription Agreement is subject to certain closing conditions and the Share Subscription Agreement may be terminated by either CYVN Investments or the Issuer if the transactions pursuant to the Share Subscription Agreement do not close by December 31, 2023 (such closing, the “SSA Closing”). If the SSA Closing occurs, CYVN Investments will beneficially own 418,833,157 Class A Ordinary Shares of the Issuer.

Pursuant to the terms of the Share Subscription Agreement, upon the SSA Closing and for so long as CYVN Investments and its affiliates beneficially own (i) not less than 15% of the then total issued and outstanding share capital of the Issuer (on a non-fully diluted basis), CYVN Investments will be entitled to nominate two directors to the Issuer’s Board of Directors (the “Board”) (each such persons, a “Purchaser Designee”, and collectively the “Purchaser Designees”), and (ii) less than 15% but not less than 5% of the then total issued and outstanding share capital of the Issuer (on a non-fully diluted basis), CYVN Investments will be entitled to nominate one Purchaser Designee, in each case subject to the Issuer’s governing documents and the requirements of the New York Stock Exchange, The Stock Exchange of Hong Kong Limited, The Singapore Exchange Securities Trading Limited or any other applicable securities exchange, and the Issuer is required to take all necessary actions to add such Purchaser Designees to the Board at the next regularly scheduled meeting of the Board after the SSA Closing upon exercise of such director nomination rights. The Issuer and the Board have agreed to take customary and reasonable actions to obtain shareholder approval of the Purchaser Designees as directors on the Board to the extent such approval is necessary under applicable law, and CYVN Investments has the right to nominate a replacement Purchaser Designee if any Purchaser Designee ceases to serve on the Board for any reason during his or her term. In the event that CYVN Investments ceases to be entitled to nominate one or both of the Purchaser Designees to the Board, CYVN Investments will take all necessary actions to cause the applicable Purchaser Designee or Purchaser Designees serving on the Board to tender his or her resignation from the Board. CYVN Investments’ right to nominate a Purchaser Designee to the Board terminates automatically if CYVN Investments and its affiliates beneficially own less than 5% of the then total issued and outstanding share capital of the Issuer (on a non-fully diluted basis). The director nomination rights in the Share Subscription Agreement replace the previously disclosed director nomination rights included in the Share Subscription Agreement, dated June 20, 2023.

In addition, pursuant to the Share Subscription Agreement, the Board will establish a strategy committee (the “Strategy Committee”) consisting of Mr. Bin Li, as Chairman, one Purchaser Designee, and up to three other members of the Board from time to time. Further, for so long as there are two Purchaser Designees serving on the Board, the second Purchaser Designee will be an observer on the Strategy Committee. The Strategy Committee will be responsible for overseeing the development and implementation of the Issuer’s overall business strategies proposed or approved by the Board in the areas of (A) brand and product development, portfolio and design, (B) technology roadmap, (C) international market entry and expansion, and (D) other areas that the Board deems appropriate.

Pursuant to the Share Subscription Agreement, for so long as CYVN Investments and its affiliates beneficially own not less then 15% of the total issued and outstanding share capital of the Issuer (on a non-fully diluted basis), CYVN Holdings will be entitled to, with certain exceptions, a preemptive right to purchase up to its pro rata share of any new equity securities that the Issuer may propose to sell, offer or issue to any party, for the same purchase price and on substantially the same terms as are offered to other participants in such issuance. In addition, subject to any applicable or local laws or regulations, for so long as CYVN Investments and its affiliates beneficially own not less than 15% of the then total issued and outstanding share capital of the Issuer (on a non-fully diluted basis), CYVN Investments will be entitled to a right of first refusal with respect to any transaction or series of related transactions involving the issuance and sale of any equity or equity-linked interest in any newly established joint ventures or subsidiaries (whether existing or newly established) of the Issuer in global jurisdictions other than mainland China, Hong Kong, Macau and Taiwan. Further, except for the Issuer’s battery swapping technology, for so long as CYVN Investments and its affiliates beneficially own not less than 15% of the then total issued and outstanding share capital of the Issuer (on a non-fully diluted basis), the Issuer may not license its technologies to any other original equipment manufacturers, for purposes of utilizing such technologies in connection with the development and manufacturing of vehicle models with starting manufacturer’s suggested retail price of over US$50,000, without the prior written consent of CYVN Investments.

In addition, pursuant to the Share Subscription Agreement, CYVN Investments may not, during the period ending six months after the SSA Closing, transfer any portion or interest of the Class A Ordinary Shares purchased pursuant to the Share Subscription Agreement without the prior written consent of the Issuer other than transfers to an affiliate, to the Issuer, or in certain other transactions, including a change of control transaction, detailed in the Share Subscription Agreement. The Issuer agreed that it will not, without the consent of CYVN Investments, during the period ending six months after the SSA Closing, offer, sell, contract to sell, or grant any option, right or warrant to purchase with respect to, any of the Issuer’s equity securities at a purchase price per Class A Ordinary Share (as adjusted for the American depository share-to-Class A Ordinary Share ratio) or a conversion price per Class A Ordinary Share (in the case of any security convertible into, exchangeable or exercisable for the Class A Ordinary Share) that is below the Purchase Price.

The foregoing description of the Share Subscription Agreement does not purport to be complete and is qualified in its entirety by the full text of the Share Subscription Agreement, which is filed as Exhibit 99.2 and is incorporated herein by reference.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a) and (b) Items 7 through 11 and 13 of the cover page of this Schedule 13D are incorporated herein by reference. Such information is based on 1,637,474,374 Class A Ordinary Shares of the Issuer outstanding as of December 14, 2023, based on a representation by the Issuer in the Share Subscription Agreement. Shares beneficially owned represent approximately 7.0% of the total Ordinary Shares outstanding, based upon an aggregate of 1,785,974,374 Ordinary Shares issued and outstanding, which is the sum of (i) 1,637,474,374 Class A Ordinary Shares plus (ii) 148,500,000 Class C Ordinary Shares (based on information provided by the Issuer).

(c) The information in Item 3 and Item 4 is incorporated herein by reference. Except as disclosed in this Schedule 13D, as amended, there have been no transactions by CYVN Investments or the Scheduled Persons in the securities of the Issuer during the past sixty days.

(d) Except as set forth in this Schedule 13D, as amended, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Ordinary Shares beneficially owned by CYVN Investments.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of this Schedule 13D is supplemented and superseded, as the case may be, as follows:

The information in Item 3 and Item 4 is incorporated herein by reference.

The Funding Agreement is filed as Exhibit 99.1 and is incorporated herein by reference.

The Share Subscription Agreement is filed as Exhibit 99.2 and is incorporated herein by reference.

Item 7. Materials to be Filed as Exhibits

Exhibit 99.1:	Funding Agreement, dated December 19, 2023, by and between CYVN Investments RSC Ltd and CYVN Holdings L.L.C.

Exhibit 99.2:	Share Subscription Agreement, dated as of December 18, 2023, by and between CYVN Investments RSC Ltd and NIO Inc.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of December 20, 2023

CYVN INVESTMENTS RSC LTD

By:	/s/ Samer Salah Abdelhaq
Name: Samer Salah Abdelhaq
Title: Director

By:	/s/ Eddy Skaf
Name: Eddy Skaf
Title: Director